Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Accelerate Diagnostics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Accelerate Diagnostics, Inc. effective at the opening of the trading session on July 31, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on May 8, 2025. The Company did not file an appeal.
The Company common stock was suspended on May 15, 2025.
The Staff determination to delist the Company common stock became final on May 15, 2025.